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                                July 8, 2021

       Gerald Proehl
       President and Chief Executive Officer
       Dermata Therapeutics, Inc.
       3525 Del Mar Heights Rd., #322
       San Diego, CA 92130

                                                        Re: Dermata
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-256997

       Dear Mr. Proehl:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       3. Summary of Significant Accounting Policies
       Net Loss Per Common Unit, page F-9

   1. Please revise the table for the potentially dilutive securities to reflect the reverse stock split. Also address
this comment in your interim financial statements.
       Exhibit 23.1, page II-5

   2. Please request Mayer Hoffman McCann P.C. to revise their consent to update the date of their report to include
the dual-dating as of July 2, 2021.
 Gerald Proehl
FirstName   LastNameGerald
Dermata Therapeutics, Inc. Proehl
Comapany
July 8, 2021NameDermata Therapeutics, Inc.
July 8,2 2021 Page 2
Page
FirstName LastName
       You may contact Tracey Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Steven Skolnick, Esq.